UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Metalink Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

M69897110

(CUSIP Number)

July 1, 2013

July 25, 2013

August 7, 2013

September 1, 2013

September 9, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 .

USIP No. M69897110	13G

1	Name of Reporting Persons
Top Alpha Capital s.m. LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Israel

	5	Sole Voting Power
		386,217 shares
Number of
Shares	6	Shared Voting Power
Beneficially
Owned by
Each	7	Sole Dispositive Power
Reporting		386,217 shares
Person With
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
386,217 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)
14.35%

12	Type of Reporting Person (See Instructions)
CO

1 (a).	Name of Issuer:
Metalink Ltd.
Item 1 (b).	Address of Issuer’s Principal Executive Offices:
c/o Fahn Kanne Consulting Ltd.
23 Menachem Begin Road
Tel Aviv L3 66184
Israel

Item 2 (a).	Name of Person(s) Filing:
Top Alpha Capital s.m. LTD.
Daniel Magen

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

1 Ben Gurion Street,
Bnei Brak,Israel

Item 2 (c).	Citizenship:
Top Alpha Capital s.m. Ltd. is an Israeli coporation. Daniel Magen is an Israeli citizen.
Item 2 (d).	Title of Class of Securities:
Common Stock, par value NIS 1.0 per share.
Item 2 (e).	CUSIP Number
M69897110

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership

	(a)	Amount beneficially owned: 386,217 shares
	(b)	Percent of class: 14.35%
	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 386,217 shares(1)
	ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of 386,217 shares(1)
	(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following :

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.
(1) Daniel Magen is the sole shareholder and President of Top Alpha Capital s.m. Ltd., and possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Top Alpha Capital s.m. Ltd. As a result of the foregoing, pursuant to Section 240.13d-3 of the Regulations, Daniel Magen may be deemed to be the beneficial owner of such shares of Common Stock of Metalink Ltd. held by Top Alpha Capital s.m. Ltd.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2013	T
Top Alpha Capital s.m. Ltd.
/s/
By; Daniel Magen

 .

Dated: October 9, 2013

/s/ .
Daniel Magen